UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         Patriot National Bancorp, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, par value $2.00
                          -----------------------------
                         (Title of Class of Securities)

                                   70336F 10 4
                                   -----------
                                 (CUSIP Number)

                                 Paul G. Hughes
                               Cummings & Lockwood
                               Four Stamford Plaza
                                  P.O. Box 120
                           Stamford, Connecticut 06904

                                 (203) 351-4516
                                 ---------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  March 6, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                                                               Page 1 of 5 pages

-----------------------------                      -----------------------------
CUSIP No.                                                      Page 2 of 5 Pages
  70336F 10 4

-----------------------------                      -----------------------------




------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Angelo DeCaro

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                        (a)  |_|
                                                        (b)  [X]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)

             PF

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)      |_|

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   402,721

       NUMBER OF
                          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER
      BENEFICIALLY                 0
        OWNED BY
                          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER
       REPORTING                   402,721
         PERSON
                          -------- ---------------------------------------------
          WITH              10     SHARED DISPOSITIVE POWER
                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             402,721

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                   |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.6

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             IN

------------ -------------------------------------------------------------------

                                                               Page 3 of 5 Pages

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $2.00 ("Bancorp Common Stock"), of Patriot National Bancorp, Inc. ("Bancorp"). The address of the principal executive offices of Bancorp is 900 Bedford Street, Stamford, Connecticut 06901.

Item 2. Identity and Background

     (a) The name of the person filing this Schedule 13D is Angelo DeCaro.

     (b) Mr. DeCaro's business address is 1171 East Putnam Avenue, Greenwich, Connecticut 06878.

     (c) Mr. DeCaro is a private investor whose business address is 1171 East Putnam Avenue, Greenwich, Connecticut 06878.

     (d) During the last five years, Mr. DeCaro has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. DeCaro has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. DeCaro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     On December 1, 1999, the reorganization (the "Reorganization") of Patriot National Bank (the "Bank") into a one-bank holding company structure became effective. On that date, each share of Common Stock, par value $2.00, was converted into one share of Bancorp Common Stock. Upon consummation of the Reorganization, Mr. DeCaro became the owner of 281,421 shares of Bancorp Common Stock. The remaining 121,300 shares of Bancorp Common Stock owned by Mr. DeCaro were purchased in open market transactions; Mr. DeCaro used personal funds aggregating $1,414,236 to purchase such shares.

                                                               Page 4 of 5 Pages

Item 4. Purpose of Transaction

     Mr. DeCaro purchased his shares of Bancorp Common Stock for investment purposes. Mr. DeCaro does not have any plans or proposals with respect to Bancorp which would result in any of the events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a) Mr. DeCaro beneficially owns an aggregate of 402,721 shares of Bancorp Common Stock (representing 18.6% of such stock outstanding).

     (b) Mr. DeCaro has sole voting and sole dispositive power with respect to all 309,621 of such shares.

     (c) The following table summarizes Mr. DeCaro's transactions in Bancorp Common Stock since February 9, 2000 (the date of the most recent transaction reported in Mr. DeCaro's Schedule 13D with respect to the Bancorp Common Stock). All of these transactions by Mr. DeCaro were open market purchases:

          Date             Number of Shares           Price per Share
          ----             ----------------           ---------------
          2-22-2000             3,500                     $11.75
          2-24-2000             5,500                      11.875
           3-6-2000            15,000                      11.50
          3-15-2000            10,000                      11.05
          3-29-2000            10,000                      10.625
          4-10-2000             7,500                      10.375
          4-19-2000             3,500                      10.25
          4-27-2000               900                       9.75

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. DeCaro and any person with respect to any securities of Bancorp.

Item 7. Material to Be Filed as Exhibits.

     None.

                                                               Page 5 of 5 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2000


                                             /s/ ANGELO DECARO
                                          --------------------------
                                          Name:  Angelo DeCaro